                                                FILED PURSUANT TO RULE 424(B)(3)
                                           REGISTRATION STATEMENT NO. 333-122394

                               EMRISE CORPORATION

               PROSPECTUS SUPPLEMENT NO. 3 DATED SEPTEMBER 9, 2005
                        TO PROSPECTUS DATED JUNE 30, 2005

     The prospectus of Emrise Corporation dated June 30, 2005, as previously supplemented by prospectus supplement no. 1 dated August 9, 2005 and prospectus supplement no. 2 dated August 22, 2005, is further supplemented to include the following updated information:

Selling Security Holder Table
-----------------------------

     The "Selling Security Holder" table contained in prospectus supplement no. 1 dated August 9, 2005 is further updated to reflect changes in beneficial ownership of the selling security holders named below, based on 37,497,750 shares of common stock outstanding as of September 9, 2005:

                                           Shares of                                          Shares of
                                         Common Stock                                       Common Stock
                                      Beneficially Owned                                  Beneficially Owned
                                      Prior to Offering               Shares of            After Offering
          Name of                -------------------------------    Common Stock     ----------------------------
      Beneficial Owner               Number         Percentage      Being Offered        Number       Percentage
----------------------------     --------------   --------------  ----------------   --------------  ------------
Precept Capital Master
   Fund, G.P................       56,250 (18)           *            56,250 (18)           --             --

----------
*    Less than 1.0%.

(18) Represents shares underlying a warrant. Power to vote or dispose of the shares is held by D. Blair Baker, as president of Precept Management, LLC, which entity is the general partner of Precept Capital Management, L.P., which entity is the agent of Precept Capital Master Fund, G.P.

RO Associates Incorporated Acquisition
--------------------------------------

     On September 2, 2005, Emrise Electronics Corporation ("Emrise Electronics"), a wholly-owned subsidiary of ours, entered into a stock purchase agreement dated effective as of August 31, 2005 to acquire RO Associates Incorporated, a California corporation ("RO"). Pursuant to the terms of the stock purchase agreement, Emrise Electronics acquired all of the issued and outstanding shares of common stock of RO. Prior to the acquisition, all of the common stock of RO was owned by Robert H. Okada, as Trustee of the Robert H. Okada Trust Agreement dated February 11, 1992, and Sharon Vavro, an individual.

     RO is based in Sunnyvale, California and designs and manufactures AC-DC converters and AC-DC PFC modules for telecom, industrial, commercial, and quasi-military applications. As a result of the acquisition, Emrise Electronics acquired all of the assets and liabilities of RO, including the intellectual property, cash, accounts receivable and inventories owned by RO. Emrise Electronics intends to use these acquired assets for the same purpose for which they were used by RO.


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

     The purchase price consisted of $2,400,000 in cash paid at closing and up to an additional $600,000 relating to amounts owed by a customer of RO, provided such amounts are collected by Emrise Electronics or RO after September 2, 2005. The acquisition purchase price was funded with cash on-hand. The purchase price is subject to adjustment based on the value, as determined by the consolidated, unaudited balance sheets, prepared in accordance with GAAP, of the shareholders' equity, accounts receivable, accounts payable, cash on hand and net inventory of RO. In addition, concurrently with the closing of the acquisition of RO, Emrise Electronics paid in full all then existing credit facilities of RO in the aggregate amount of $1,602,060.

     In determining the purchase price for RO, Emrise Electronics took into account the historical and expected earnings and cash flow of RO, as well as the value of companies of a size and in an industry similar to RO, comparable transactions and the market for such companies generally. The purchase price represented a premium over the $2,170,000 recorded net worth of the assets of RO. In determining this premium, Emrise Electronics considered the synergistic and strategic advantages provided by having a U.S.-based power converter manufacturer and the value of the goodwill, customer relationships and technology of RO. Emrise Electronics intends to commission a valuation firm to determine what portion of the purchase price should be allocated to identifiable intangible assets. Emrise Electronics has estimated that RO's technology is valued at approximately $800,000, its trademarks are valued at $300,000 and its customer relationships are valued at $200,000. Goodwill associated with the RO acquisition totaled approximately $1,132,000 and is not deductible for tax purposes. The valuation of the identified intangible assets is expected to be completed in December 2005 and could result in changes to the value of these identified intangible assets and corresponding changes to the value of goodwill. However, Emrise Electronics does not believe these changes will be material to its financial position or results of operations.

     In connection with the execution of the stock purchase agreement, Emrise Electronics executed a lease agreement with Caspian Associates for the lease of 25,700 square feet of a 30,700 square feet building located at 246 Caspian Drive, Sunnyvale, California. The lease provides for a two year term, commencing on September 1, 2005 and ending on August 31, 2007, at a base rent of $9,210 per month. Additionally, the lease provides for an extension of the lease term for an additional three years, to August 31, 2010 if RO achieves net sales of at least $14,500,000 and cumulative gross profit of at least $3,987,500. If RO achieves the net sales and cumulative gross profit targets, the monthly base rent for the facility will be increased to the fair market value as of the first day of the next calendar month. The facility will continue to be used for the design, manufacture and sale of power conversion products.

     In conjunction with the stock purchase agreement, Emrise Electronics also executed an employment agreement with Richard Okada, effective as of September 1, 2005, to serve as president of RO. Mr. Okada will receive an annual base salary of $115,000 for the two-year term of the employment agreement. In addition, Mr. Okada is entitled to receive an incentive bonus based upon performance criteria to be determined in the future. On connection with Mr. Okada's employment agreement, we granted Mr. Okada an incentive stock option under our 2000 Stock Option Plan to purchase up to 50,000 shares of our common stock at an exercise price of $1.35 per share. This option vests 50% on September 1, 2006 and 50% on September 1, 2007. The option expires on August 31, 2015.

United Kingdom Credit Facility
------------------------------

     On August 26, 2005, XCEL Power Systems, a United Kingdom-based subsidiary of ours, entered into two agreements with Lloyds TSB Commercial Finance Limited ("Lloyds Commercial Finance") for (1) an unsecured cashflow loan of $546,000 ((pound)300,000) and (2) a $273,000 ((pound)150,000) term loan, secured by equipment. Both of these loans are structured as overadvances on the previously negotiated (pound)2,100,000 revolving loan with Lloyds Commercial Finance, bringing the maximum aggregate commitment on the revolving loan to (pound)2,550,000.


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     The unsecured cashflow loan of (pound)300,000 is payable at a rate of
(pound)25,000 per month, the first payment falling due one month after initial drawdown on the revolving loan. The interest rate is variable and is adjusted monthly based on the base rate of Lloyds TSB Bank PLC ("Lloyds PLC") plus 1.9%. The Lloyds PLC base rate at August 5, 2005 was 4.75%. Lloyds Commercial Finance has sole discretion to switch the details on this overadvance account if Lloyds determines that we will have difficulty in meeting the specific reductions in the overadvance account.

     The interest rate on the secured term loan of (pound)150,000 is variable and is adjusted monthly based on the Lloyds PLC base rate plus 1.9%. Valuations of plant and machinery securing the loan are to be prepared by an independent valuer prior to drawdown and annually on the anniversary of the loan.

     On August 26, 2005, XCEL Corporation Limited ("XCEL Corp"), a United Kingdom-based subsidiary of ours, entered into an agreement with Lloyds TSB Bank PLC for an unsecured term loan for $800,000 ((pound)500,000). This loan is repayable in 36 consecutive monthly installments, representing principal and interest. The interest rate is variable and is adjusted daily based on the Lloyds PLC base rate plus 2.5%. The Lloyds PLC base rate at August 5, 2005 was 4.75%. The loan also includes financial covenants. XCEL Corp must maintain consolidated profit before taxation and interest paid and payable of no less than 500% of the consolidated interest paid and payable. Additionally, XCEL Corp must maintain consolidated profit before taxation, depreciation, amortization of goodwill and other intangibles and interest paid and payable of no less than 300% of the consolidated principal repayments and the consolidated interest paid and payable.

     In the event of a default, Lloyds PLC may make the loan, including any outstanding principal and interest which has accrued, repayable on demand. If any amount payable is not paid when due, XCEL Corp shall pay an increased interest rate per annum equal to 3% above the rate of interest in effect from time to time under the note. Events of default that would give rise to automatic acceleration of payment of the principal balance and an increase in the interest rate include:

     o A failure to pay any indebtedness owed to Lloyds PLC or another creditor;

     o    Inaccuracy of representations and warranties;

     o Any person with a legal claim takes possession or a receiver, administrator, custodian, trustee, liquidator or similar official is appointed;

     o Voluntarily or involuntarily winding up or becoming insolvent or stopping or threatening to stop payment of its debts or being deemed unable to pay its debts;

     o Ceasing or threatening to cease carrying on business in the normal course;

     o    The persons who now control XCEL Corp cease to have such control;

     o Any guarantee, other security or other document relied upon by the Lloyds PLC ceases to be continuing or ceases to remain fully effective;

     o Any of the above events occur in relation to any parent or subsidiary or any guarantor of or other provider of security for the loan; or

     o Failure to disclose to the Lloyds PLC any important information that is relevant to the loan.


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Domestic Credit Facility
------------------------

     On August 25, 2005, we, together with two of our subsidiaries, CXR Telcom Corporation and Emrise Electronics, acting as guarantors, obtained a credit facility from Wells Fargo Bank, N.A. for our domestic operations. As guarantors, each of CXR Telcom Corporation and Emrise Electronics is jointly and severally liable with us for up to $9,000,000. This facility is to be effective through September 1, 2006 and replaced the previous credit facility we had with Wells Fargo Bank, N.A. The previous facility was to expire July 1, 2005, but was informally extended for two months. The new credit facility is subject to an unused commitment fee equal to 0.25% per annum, payable quarterly based on the average daily unused amount of the line of credit described in the following paragraph.

     The credit facility provides a $9,000,000 revolving line of credit secured by accounts receivable, other rights to payment and general intangibles, inventories and equipment. However, borrowings may not exceed $2,000,000 until the bank has completed a collateral examination. Borrowings do not need to be supported by specific receivables or inventory balances unless aggregate borrowings under the line of credit exceed $2,000,000 at any time (a "conversion event"). If a conversion event occurs, the line of credit will convert into a formula-based line of credit until the borrowings are equal to or less than $2,000,000. The formula generally provides that outstanding borrowings under the line of credit may not exceed an aggregate of 80% of eligible accounts receivable, plus 30% of the value of eligible finished goods inventory. The interest rate is variable and is adjusted monthly based on the prime rate. The prime rate at August 29, 2005 was 6.50%. Interest is payable monthly commencing October 1, 2005. The outstanding principal balance will be due September 1, 2006.

     The credit facility is subject to various financial covenants. Our minimum debt service coverage ratio must be not less than 1.25:1.00 on a rolling four-quarter basis. "Debt service coverage ratio" is defined as net profit after taxes plus depreciation, plus or minus net distributions divided by the sum of the current portion of long term debt plus capitalized lease payments. Our current ratio must be not less than 1.50:1.00, determined as of each fiscal quarter end. "Current ratio" is defined as total current assets divided by total current liabilities. Our net profit after taxes must be not less than $500,000, determined as of each fiscal quarter end on a rolling four quarter basis; provided that we may not sustain net loss after tax in any two consecutive fiscal quarters. Our total liabilities divided by tangible net worth must not at any time be greater than 1.25:1.00, determined as of each fiscal quarter end. Our tangible net worth must not at any time be less than $14,250,000 measured at the end of each quarter. "Total liabilities" is defined as current liabilities plus non-current liabilities, minus subordinated debt. "Tangible net worth" is defined as stockholders' equity plus subordinated debt, minus intangible assets.

     In the event of a default and continuation of a default, Wells Fargo may accelerate the payment of the principal balance requiring us to pay the entire indebtedness outstanding on that date. From and after the maturity date of the note, or any earlier date that all principal owing under the note becomes due and payable by acceleration or otherwise, the outstanding principal balance will bear interest until paid in full at an increased rate per annum equal to 4% above the rate of interest in effect from time to time under the note. Events of default that would give rise to automatic acceleration of payment of the principal balance and an increase in annual interest rate on unpaid principal balance include:

     o    A failure to pay principal, interest or fees;

     o Any financial statement or certificate furnished to Wells Fargo is incorrect, false or misleading;

     o    Inaccuracy of representations and warranties;


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

     o Breach of covenant (other than those described in the preceding bullet points, and subject to a 20-day cure period if curable);

     o Default under any other contract or instrument by which we or a guarantor have incurred any debt or other liability to any person or entity, including Wells Fargo;

     o The filing of a notice of judgment lien against us or any guarantor; or the recording of any abstract of judgment against us or any guarantor in any county in which we or any guarantor has an interest in real property; or the service of notice of levy and/or write of attachment or execution against the assets of ours or any guarantor; or the entry of a judgment against us or any guarantor;

     o We or a guarantor shall become insolvent, have a receiver appointed, or generally fail to pay its debts as they become due, or make a general assignment for the benefit of its creditors;

     o Filing of a voluntary petition in bankruptcy, or filing an answer in involuntary petition in bankruptcy admitting the jurisdiction of the court, or being adjudicated bankrupt;

     o Wells Fargo in good faith believes a condition or event impairs, or is substantially likely to impair performance or payment by us;

     o Death, incapacity, dissolution or liquidation of borrower or any guarantor; and

     o Any change in ownership of an aggregate of 25% or more of our common stock.


                            (end of supplement no. 3)



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